Management’s Discussion and Analysis
for the three months ended December 31, 2023

1.     HIGHLIGHTS
DISCONTINUED OPERATIONS AND RECLASSIFICATION OF COMPARATIVE FIGURES
On October 24, 2023, we announced that we have reached a definitive agreement to sell CAE’s Healthcare business. In accordance with the requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Healthcare segment is presented as discontinued operations and the associated assets and liabilities as held for sale as at December 31, 2023. Consequently, the comparative consolidated income statement and consolidated statement of comprehensive income are reclassified as if the operation had been discontinued from the beginning of the comparative year. Closing of the transaction, which is subject to closing conditions, including customary regulatory approvals, is expected before the end of fiscal year 2024.

Unless otherwise indicated, results are presented on a continuing operations basis.

FINANCIAL
THIRD QUARTER OF FISCAL 2024

(amounts in millions, except per share amounts, adjusted ROCE and book-to-sales ratio)		Q3-2024	Q3-2023	Variance $	Variance %
Performance
Revenue		$1,094.5	$969.9	$124.6	13%
Operating income		$121.6	$142.1	$(20.5)	(14%)
Adjusted segment operating income[1]		$145.1	$156.8	$(11.7)	(7%)
Net income attributable to equity holders of the Company		$56.5	$78.1	$(21.6)	(28%)
Basic and diluted earnings per share (EPS) – continuing operations		$0.18	$0.24	$(0.06)	(25%)
Basic and diluted EPS – discontinued operations		$(0.01)	$0.01	$(0.02)	(200%)
Adjusted EPS[1]		$0.24	$0.27	$(0.03)	(11%)
Net cash provided by operating activities		$220.8	$252.4	$(31.6)	(13%)
Free cash flow[1]		$190.0	$239.8	$(49.8)	(21%)
Liquidity and Capital Structure
Capital employed[1]		$7,813.7	$7,527.8	$285.9	4%
Adjusted return on capital employed (ROCE)[1]	%	7.0%	5.5
Total debt		$3,209.9	$3,264.6	$(54.7)	(2%)
Net debt[1]		$3,085.4	$3,073.0	$12.4	—%
Growth
Adjusted order intake[1]		$1,273.9	$1,189.7	$84.2	7%
Adjusted backlog[1]		$11,746.3	$10,795.1	$951.2	9%
Book-to-sales ratio[1]		1.16	1.23
Book-to-sales ratio for the last 12 months		1.10	1.27

FISCAL 2024 YEAR TO DATE

(amounts in millions, except per share amounts)		Q3-2024	Q3-2023	Variance $	Variance %
Performance
Revenue		$3,156.5	$2,813.2	$343.3	12%
Operating income		$347.6	$287.7	$59.9	21%
Adjusted segment operating income		$424.0	$345.0	$79.0	23%
Net income attributable to equity holders of the Company		$180.2	$124.3	$55.9	45%
Basic and diluted EPS – continuing operations		$0.56	$0.40	$0.16	40%
Basic and diluted EPS – discontinued operations		$—	$(0.01)	$0.01	100%
Adjusted EPS		$0.75	$0.53	$0.22	42%
Net cash provided by operating activities		$351.7	$227.8	$123.9	54%
Free cash flow		$227.1	$185.4	$41.7	22%

1 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE Third Quarter Report 2024 I 1

Management’s Discussion and Analysis

2.     INTRODUCTION
In this management’s discussion and analysis (MD&A), we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2024 mean the fiscal year ending March 31, 2024;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2023;
–Dollar amounts are in Canadian dollars.

This MD&A was prepared as of February 14, 2024. It is intended to enhance the understanding of our unaudited consolidated interim financial statements and notes for the third quarter ended December 31, 2023 and should therefore be read in conjunction with this document and our annual audited consolidated financial statements for the year ended March 31, 2023. We have prepared it to help you understand our business, performance and financial condition for the third quarter of fiscal 2024. Except as otherwise indicated, all financial information has been reported in accordance with IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and based on unaudited figures.

For additional information, please refer to our annual MD&A for the year ended March 31, 2023 which provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our mission;
–Our vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Non-IFRS and other financial measures;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Business combinations;
–Business risk and uncertainty;
–Related party transactions;
–Changes in accounting policies;
–Controls and procedures;
–Oversight role of Audit Committee and Board of Directors (the Board).

You will find our most recent financial report and Annual Information Form (AIF) on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

2 I CAE Third Quarter Report 2024

Management’s Discussion and Analysis
NON-IFRS AND OTHER FINANCIAL MEASURES
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Performance Measures
–Gross profit margin (or gross profit as a % of revenue);
–Operating income margin (or operating income as a % of revenue);
–Adjusted segment operating income or loss;
–Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue);
–Adjusted effective tax rate;
–Adjusted net income or loss;
–Adjusted earnings or loss per share (EPS);
–EBITDA and Adjusted EBITDA;
–Free cash flow.

Liquidity and Capital Structure Measures
–Non-cash working capital;
–Capital employed;
–Adjusted return on capital employed (ROCE);
–Net debt;
–Net debt-to-capital;
–Net debt-to-EBITDA and net debt-to-adjusted EBITDA;
–Maintenance and growth capital expenditures.

Growth Measures
–Adjusted order intake;
–Adjusted backlog;
–Book-to-sales ratio.

Definitions of all non-IFRS and other financial measures are provided in Section 11.1 “Non-IFRS and other financial measure definitions” of this MD&A to give the reader a better understanding of the indicators used by management. In addition, when applicable, we provide a quantitative reconciliation of the non-IFRS and other financial measures to the most directly comparable measure under IFRS. Refer to Section 11.1 “Non-IFRS and other financial measure definitions” for references to where these reconciliations are provided.

ABOUT MATERIAL INFORMATION
This MD&A includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

CAE Third Quarter Report 2024 I 3

Management’s Discussion and Analysis

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to environmental, social and governance (ESG) matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, the sale of our Healthcare business (the Sale Transaction), the anticipated benefits and expected impacts therefrom on CAE’s strategic and operational plans and financial results, the expected terms, conditions (including receipt of necessary regulatory approvals) and completion of the Sale Transaction, the anticipated cash consideration therefrom and the timing for completion thereof, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, and our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, our ability to retire the Legacy Contracts (as defined in Section 6.2 “Defense and Security” of this MD&A) as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts, notably on the expected positive inflection on underlying profit performance in the second half of fiscal 2025 and other statements that are not historical facts. Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, "strategy", "future" or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, strategic risks, such as cybersecurity, geopolitical uncertainty, global economic conditions, competitive business environment, original equipment manufacturer (OEM) leverage and encroachment, inflation, international scope of our business, level and timing of defence spending, constraints within the civil aviation industry, our ability to penetrate new markets, research and development (R&D) activities, evolving standards and technology innovation and disruption, length of sales cycle, business development and awarding of new contracts, strategic partnerships and long-term contracts, risk that we cannot assure investors that we will effectively manage our growth, estimates of market opportunity and competing priorities; operational risks, such as supply chain disruptions, program management and execution, mergers and acquisitions, business continuity, subcontractors, fixed price and long-term supply contracts and our continued reliance on certain parties and information; talent risks, such as talent management, ability to attract, recruit and retain key personnel and management, corporate culture and labour relations; financial risks, such as availability of capital, customer credit risk, foreign exchange, effectiveness of internal controls over financial reporting, liquidity risk, interest rate volatility, returns to shareholders, estimates used in accounting, impairment risk, pension plan funding, indebtedness, acquisition and integration costs, sales of additional common shares, market price and volatility of our common shares, seasonality, taxation matters and adjusted backlog; regulatory risks, such as data rights and governance, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, insurance coverage potential gaps, product-related liabilities, environmental laws and regulations, government audits and investigations, protection of our intellectual property and brand, third-party intellectual property, foreign private issuer status, and enforceability of civil liabilities against our directors and officers; ESG risks, such as extreme climate events and the impact of natural or other disasters (including effects of climate change) and more acute scrutiny and perception gaps regarding ESG matters; reputational risks; technological risks, such as information technology (IT) and reliance on third-party providers for information technology systems and infrastructure management; and risks relating to the Sale Transaction, such as all or part of the intended benefits therefrom not being realized or unanticipated carve out-related issues, costs or delays, failure to receive or delay in receiving necessary regulatory approvals or otherwise satisfy the conditions to the completion of the Sale Transaction or delay in completing it and uncertainty regarding the length of time required to complete the Sale Transaction, the impact of the announcement of the Sale Transaction on CAE’s relationships with third parties, including commercial counterparties, suppliers, employees and competitors, strategic relationships, operating results and businesses generally, the occurrence of an event which would allow the parties to terminate their obligations, commitments and undertakings pursuant to the Sale Transaction documentation, changes in the terms of the Sale Transaction, the failure by the parties to fulfill their obligations, commitments and undertakings pursuant to the Sale Transaction documentation, and the failure to retain our key management, personnel and clients during the pendency and following completion of the Sale Transaction and risks associated with the loss and replacement of key management and personnel. If the proposed Sale Transaction is not completed for any reason, there is a risk that the announcement of such Sale Transaction and the dedication of substantial resources of CAE to the completion thereof could have a negative impact on our operating results and business generally, and could have a material adverse effect on our current and future operations, financial condition and prospects, including the loss of investor confidence in connection with our ability to execute our strategic plan. In addition, failure to complete the proposed Sale Transaction for any reason could materially negatively impact the market price of our securities and there can be no assurance that management will be successful in its efforts to identify and implement other strategic alternatives that would be in the best interests of CAE and its stakeholders within the context of existing market, regulatory and competitive conditions in the industries in which we operate, on favourable terms and timing or at all, and, if implemented, that such actions would have the planned results.
4 I CAE Third Quarter Report 2024

Management’s Discussion and Analysis
We also have incurred significant transaction and related costs in connection with the proposed Sale Transaction, and additional significant or unanticipated costs may be incurred.

The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. Additionally, differences could arise because of events announced or completed after the date of this MD&A. You will find more information about the risks and uncertainties affecting our business in Section 10 “Business risk and uncertainty” of this MD&A and in our 2023 financial report. Readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this MD&A. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

MATERIAL ASSUMPTIONS
The forward-looking statements set out in this MD&A are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute and retire the Legacy Contracts while managing the risks associated therewith, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3Harris Technologies’ Military Training business (L3H MT) and Sabre’s AirCentre airline operations portfolio (AirCentre) acquisitions, our ability to otherwise complete the integration of the L3H MT and AirCentre businesses acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT and AirCentre acquisitions, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT and AirCentre acquisitions and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT and AirCentre acquisitions in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3H MT and AirCentre, the absence of significant undisclosed costs or liabilities associated with the L3H MT and AirCentre acquisitions, the satisfaction of all closing conditions of the Sale Transaction, including receipt of all necessary regulatory approvals and other consents and approvals in a timely manner and on terms acceptable to CAE, our ability to otherwise complete the Sale Transaction within anticipated time periods and at expected cost levels, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the Sale Transaction, the realization of the expected strategic, financial and other benefits of the Sale Transaction in the timeframe anticipated (including receipt of expected proceeds and intended use thereof), and fulfillment by the other parties of their respective obligations, commitments and undertakings pursuant to the Sale Transaction documentation. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this MD&A and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate.

CAE Third Quarter Report 2024 I 5

Management’s Discussion and Analysis

3.     ABOUT CAE
3.1       Who we are

At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, airlines, and defence and security forces to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in approximately 250 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts–the highest‑fidelity flight and mission simulators as well as training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

3.2       Our mission

To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.

3.3       Our vision

To be the worldwide partner of choice in civil aviation and defence and security by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.

3.4       Our strategy

CAE’s four strategic pillars
There are four fundamental pillars that underpin our strategy and investment thesis:
–Efficient growth;
–Revolutionizing training and critical operations;
–Technology and market leadership;
–Skills and culture.

For further details, refer to Section 3.4 “Our strategy” of CAE’s MD&A for the year ended March 31, 2023 available on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

3.5       Our operations

Our operations are managed through two segments:
–Civil Aviation – We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as aircraft flight operations solutions. The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance, repair and overhaul organizations (MRO) and aircraft finance leasing companies;
–Defense and Security – We are a platform-independent training and simulation solutions provider, preparing global defence and security forces for the mission ahead. The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide.

On October 24, 2023, we announced that we have reached a definitive agreement to sell CAE’s Healthcare business and consequently the Healthcare segment is presented as discontinued operations and the associated assets and liabilities as held for sale as at December 31, 2023. Closing of the transaction, which is subject to closing conditions, including customary regulatory approvals, is expected before the end of fiscal year 2024. You will find more details in Section 9 “Discontinued operations” of this MD&A.

There have been no other significant changes to our operations since the end of fiscal 2023. For further details, refer to Section 3.5 “Our operations” of CAE’s MD&A for the year ended March 31, 2023 available on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

6 I CAE Third Quarter Report 2024

Management’s Discussion and Analysis
4.     FOREIGN EXCHANGE
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the three main currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and adjusted backlog in Canadian dollars at the end of each of the following periods:

	December 31	September 30	Increase /	March 31	Increase /
	2023	2023	(decrease)	2023	(decrease)
U.S. dollar (US$ or USD)	1.32	1.36	(3%)	1.35	(2%)
Euro (€ or EUR)	1.46	1.43	2%	1.47	(1%)
British pound (£ or GBP)	1.69	1.65	2%	1.67	1%

We used the average quarterly and year-to-date foreign exchange rates below to value our revenues and expenses throughout the following periods:

	Three months ended			Nine months ended
	December 31		Increase /	December 31		Increase /
	2023	2022	(decrease)	2023	2022	(decrease)
U.S. dollar (US$ or USD)	1.36	1.36	—%	1.35	1.31	3%
Euro (€ or EUR)	1.46	1.38	6%	1.46	1.35	8%
British pound (£ or GBP)	1.69	1.59	6%	1.69	1.58	7%

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter’s revenue of $12.1 million and an increase in net income from continuing operations of $1.1 million when compared to the third quarter of fiscal 2023. For the first nine months of fiscal 2024, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $79.9 million and an increase in net income from continuing operations of $8.9 million when compared to the first nine months of fiscal 2023. We calculated this by translating the current quarter foreign currency revenue and net income of our foreign operations using the average monthly exchange rates from the prior year’s third quarter and comparing these adjusted amounts to our current quarter reported results. You will find more details about our foreign exchange exposure and hedging strategies in Section 9 "Business Risk and Uncertainty" in our MD&A for the year ended March 31, 2023.
CAE Third Quarter Report 2024 I 7

Management’s Discussion and Analysis

5.     CONSOLIDATED RESULTS
5.1       Results from operations – third quarter of fiscal 2024

(amounts in millions, except per share amounts)		Q3-2024	Q2-2024	Q1-2024	Q4-2023	Q3-2023
Continuing operations
Revenue		$1,094.5	1,050.0	1,012.0	1,197.4	969.9
Cost of sales		$791.9	765.3	726.3	860.6	693.0
Gross profit		$302.6	284.7	285.7	336.8	276.9
As a % of revenue[2]	%	27.6	27.1	28.2	28.1	28.5
Research and development expenses		$38.1	33.3	36.7	37.8	27.1
Selling, general and administrative expenses		$140.9	132.3	123.7	134.2	124.1
Other (gains) and losses		$(4.8)	(2.2)	(1.4)	(9.3)	(6.9)
After-tax share in profit of equity accounted investees		$(16.7)	(14.3)	(16.6)	(19.3)	(14.4)
Restructuring, integration and acquisition costs		$23.5	37.9	15.0	15.1	4.9
Operating income		$121.6	97.7	128.3	178.3	142.1
As a % of revenue[2]	%	11.1	9.3	12.7	14.9	14.7
Finance expense – net		$52.4	47.1	53.1	50.4	47.7
Earnings before income taxes		$69.2	50.6	75.2	127.9	94.4
Income tax expense (recovery)		$8.2	(8.3)	7.9	30.8	16.5
As a % of earnings before income taxes
(effective tax rate)%		12	(16)	11	24	17
Net income from continuing operations		$61.0	58.9	67.3	97.1	77.9
Net (loss) income from discontinued operations		$(1.9)	2.2	0.5	4.8	2.1
Net income		$59.1	61.1	67.8	101.9	80.0
Attributable to:
Equity holders of the Company		$56.5	58.4	65.3	98.4	78.1
Non-controlling interests		$2.6	2.7	2.5	3.5	1.9
		$59.1	61.1	67.8	101.9	80.0
EPS attributable to equity holders of the Company
Basic and diluted – continuing operations		$0.18	0.17	0.20	0.29	0.24
Basic and diluted – discontinued operations		$(0.01)	0.01	—	0.02	0.01

Adjusted segment operating income[2]		$145.1	135.6	143.3	193.4	156.8
Adjusted net income[2]		$76.6	85.2	76.3	106.1	87.1
Adjusted EPS[2]		$0.24	0.26	0.24	0.33	0.27
Revenue was 13% higher compared to the third quarter of fiscal 2023
Revenue was $1,094.5 million this quarter, $124.6 million or 13% higher compared to the third quarter of fiscal 2023. For the first nine months of fiscal 2024, revenue was $3,156.5 million, $343.3 million or 12% higher than the same period last year.

Revenue variances by segment were as follows:

(amounts in millions)
Three months ended December 31	2023	2022	Variance $	Variance %
Civil Aviation	$622.1	$517.4	$104.7	20%
Defense and Security	472.4	452.5	19.9	4%
Revenue	$1,094.5	$969.9	$124.6	13%

Nine months ended December 31	2023	2022	Variance $	Variance %
Civil Aviation	$1,735.0	$1,505.0	$230.0	15%
Defense and Security	1,421.5	1,308.2	113.3	9%
Revenue	$3,156.5	$2,813.2	$343.3	12%

You will find more details in Section 6 "Results by segment" of this MD&A.
2 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
8 I CAE Third Quarter Report 2024

Management’s Discussion and Analysis
Gross profit was 9% higher compared to the third quarter of fiscal 2023
Gross profit was $302.6 million this quarter (27.6% of revenue) compared to $276.9 million (28.5% of revenue) in the third quarter of fiscal 2023. The increase in gross profit compared to the third quarter of fiscal 2023 was mainly due to higher revenue recognized during the period. The lower consolidated gross profit margin this quarter was mainly due to a less favourable mix from our flight operations solutions.

For the first nine months of fiscal 2024, gross profit was $873.0 million (27.7% of revenue) compared to $746.7 million (26.5% of revenue) last year. The increase in gross profit compared to the first nine months of fiscal 2023 was mainly due to higher revenue recognized during the period. The higher consolidated gross profit margin this year was mainly due to the unfavourable contract profit adjustments recorded in Defense and Security in the first quarter of fiscal 2023.

Operating income was 14% lower compared to the third quarter of fiscal 2023
Operating income this quarter was $121.6 million (11.1% of revenue), compared to $142.1 million (14.7% of revenue) in the third quarter of fiscal 2023. For the first nine months of fiscal 2024, operating income was $347.6 million (11.0% of revenue), compared to $287.7 million (10.2% of revenue) last year.

Operating income variances by segment were as follows:

(amounts in millions)
Three months ended December 31	2023	2022	Variance $	Variance %
Civil Aviation	$101.0	$117.2	$(16.2)	(14%)
Defense and Security	20.6	24.9	(4.3)	(17%)
Operating income	$121.6	$142.1	$(20.5)	(14%)

Nine months ended December 31	2023	2022	Variance $	Variance %
Civil Aviation	$295.0	$281.0	$14.0	5%
Defense and Security	52.6	6.7	45.9	685%
Operating income	$347.6	$287.7	$59.9	21%

You will find more details in Section 6 "Results by segment" of this MD&A.

Adjusted segment operating income was 7% lower compared to the third quarter of fiscal 2023
Adjusted segment operating income was $145.1 million this quarter (13.3% of revenue), compared to $156.8 million (16.2% of revenue) in the third quarter of fiscal 2023. For the first nine months of fiscal 2024, adjusted segment operating income was $424.0 million (13.4% of revenue) compared to $345.0 million (12.3% of revenue) last year.

Adjusted segment operating income variances by segment were as follows:

(amounts in millions)
Three months ended December 31	2023	2022	Variance $	Variance %
Civil Aviation	$124.2	$131.4	$(7.2)	(5%)
Defense and Security	20.9	25.4	(4.5)	(18%)
Adjusted segment operating income	$145.1	$156.8	$(11.7)	(7%)

Nine months ended December 31	2023	2022	Variance $	Variance %
Civil Aviation	$357.5	$322.4	$35.1	11%
Defense and Security	66.5	22.6	43.9	194%
Adjusted segment operating income	$424.0	$345.0	$79.0	23%

You will find more details in Section 6 "Results by segment" of this MD&A.

Finance expense - net was 10% higher compared to the third quarter of fiscal 2023
Finance expense - net was $52.4 million this quarter, compared to $47.7 million in the third quarter of fiscal 2023. The increase was mainly due to higher finance expense on lease liabilities.

For the first nine months of fiscal 2024, net finance expense was $152.6 million, $29.4 million higher compared to the same period last year. The increase was mainly due to higher finance expense on long-term debt from an increase in variable interest rates and an increased level of borrowings during the period and higher finance expense on lease liabilities.

CAE Third Quarter Report 2024 I 9

Management’s Discussion and Analysis

Effective tax rate was 12% this quarter
Income tax expense this quarter amounted to $8.2 million, representing an effective tax rate of 12%, compared to an effective tax rate of 17% for the third quarter of fiscal 2023. The adjusted effective tax rate3 on our adjusted net income was 15% this quarter compared to 18% in the third quarter of fiscal 2023. The decrease in the adjusted effective tax rate was mainly attributable to the mix of income from various jurisdictions.

For the first nine months of fiscal 2024, the income tax expense amounted to $7.8 million, representing an effective tax rate of 4% compared to an effective tax rate of 19% for the same period last year. The adjusted effective tax rate on our adjusted net income was 9% for the first nine months of fiscal 2024 compared to 21% for the same period last year. The decrease in the adjusted effective tax rate was mainly attributable to the recognition of previously unrecognized deferred tax assets in relation to the statutory combination of certain foreign operations, the mix of income from various jurisdictions and an income tax benefit resulting from the tax court decision, in the first quarter of fiscal 2024.

Net loss from discontinued operations was $1.9 million this quarter
Net loss from discontinued operations was $1.9 million this quarter compared to a net income from discontinued operations of $2.1 million in the third quarter of fiscal 2023. The decrease compared to the third quarter of fiscal 2023 was mainly attributable to transaction costs of $2.2 million incurred in the third quarter of fiscal 2024 in relation to the expected sale of the Healthcare business.

For the first nine months of fiscal 2024, net income from discontinued operations was $0.8 million, $3.5 million higher compared to the same period last year. The increase was mainly due to higher operating income from the Healthcare business partially offset by transaction costs of $2.2 million incurred in the third quarter of fiscal 2024 in relation to the expected sale of the Healthcare business.

You will find more details in Section 9 “Discontinued operations” of this MD&A.

5.2       Restructuring, integration and acquisition costs

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions)	2023	2022	2023	2022
Integration and acquisition costs	$23.0	$15.0	$64.9	$51.0
Severances and other employee related costs	0.5	(0.3)	11.5	1.7
Impairment of non-financial assets – net	—	—	—	1.8
Other costs	—	—	—	2.8
Impairment reversal of non-financial assets following their
repurposing and optimization	—	(9.8)	—	(9.8)
Total restructuring, integration and acquisition costs	$23.5	$4.9	$76.4	$47.5

For the three and nine months ended December 31, 2023, restructuring, integration and acquisition costs associated with the fiscal 2022 acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre) amounted to $22.6 million and $61.1 million (2022 – $13.6 million and $35.4 million), respectively, and those related to the fiscal 2022 acquisition of L3Harris Technologies’ Military Training business (L3H MT) amounted to $0.2 million and $13.4 million (2022 – $0.3 million and $16.1 million), respectively.

The ongoing integration costs associated with the AirCentre acquisition relate mainly to IT infrastructure migration and integration and are expected to be substantially complete by mid fiscal 2025. While a significant portion of the integration costs associated with the L3H MT acquisition were incurred by the end of fiscal 2023, additional integration costs were incurred in fiscal 2024 following the completion of IT infrastructure and systems integration and structural organizational changes.

Impairment reversal of non-financial assets following their repurposing and optimization
For the three and nine months ended December 31, 2022, restructuring, integration and acquisitions costs include gains on the reversal of impairment of an intangible asset of $6.8 million in the Defense and Security segment and property, plant and equipment of $3.0 million in the Civil Aviation segment, following their repurposing and optimization and new customer contracts and opportunities.
3 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
10 I CAE Third Quarter Report 2024

Management’s Discussion and Analysis
5.3       Consolidated adjusted order intake and adjusted backlog

Adjusted backlog4 was stable compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2023	December 31, 2023
Obligated backlog, beginning of period	$8,946.3	$8,961.9
'+ adjusted order intake[4]	1,273.9	3,386.9
- revenue	(1,094.5)	(3,156.5)
+ / - adjustments	(125.6)	(192.2)
Obligated backlog, end of period	$9,000.1	$9,000.1
Joint venture backlog (all obligated)	388.1	388.1
Unfunded backlog and options	2,358.1	2,358.1
Adjusted backlog	$11,746.3	$11,746.3

Adjustments this quarter were mainly due to foreign exchange movements, contract amendments and contract cancellations.

The book-to-sales ratio4 for the quarter was 1.16x. The ratio for the last 12 months was 1.10x.

This quarter, there were no  additions to unfunded backlog and $90.1 million was transferred to obligated backlog.

You will find more details in Section 6 "Results by segment" of this MD&A.

4 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE Third Quarter Report 2024 I 11

Management’s Discussion and Analysis

6.     RESULTS BY SEGMENT
We manage our business and report our results in two segments:
–Civil Aviation;
–Defense and Security.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Unless otherwise indicated, elements within our segment revenue and adjusted segment operating income analysis are presented in order of magnitude.

6.1       Civil Aviation

THIRD QUARTER OF FISCAL 2024

CONTRACT AWARDS
Civil Aviation obtained contracts this quarter expected to generate revenues of $845.4 million including contracts for 20 full-flight simulators (FFSs) sold in the quarter, bringing the FFS order intake for the first nine months of the fiscal year to 57 FFSs.

Notable contract awards for the quarter included:
–A 10-year commercial aviation training agreement with Air France KLM Group;
–A 3-year business aviation training agreement with Solairus Aviation;
–A 5-year business aviation training agreement with Clay Lacy Aviation;
–A 5-year flight services renewal with Azul Linhas Aereas Brasileiras;
–Two Airbus A320 FFSs and one Boeing B787 FFS to Air China;
–Two Boeing B787 FFSs to Riyadh Air;
–One Airbus A350 FFS and one Boeing B787 FFS to Lufthansa Aviation Training;
–A 5-year business aviation maintenance training agreement with CHC Helicopter.

FINANCIAL RESULTS
(amounts in millions)		Q3-2024	Q2-2024	Q1-2024	Q4-2023	Q3-2023
Revenue		$622.1	572.6	540.3	661.4	517.4
Operating income		$101.0	88.4	105.6	149.3	117.2
Adjusted segment operating income		$124.2	114.3	119.0	162.9	131.4
As a % of revenue[5]	%	20.0	20.0	22.0	24.6	25.4
Depreciation and amortization		$70.7	65.2	66.2	64.0	63.5
Property, plant and equipment expenditures		$65.9	37.5	64.4	49.5	58.4
Intangible asset expenditures		$21.9	22.7	31.8	24.8	22.1
Capital employed[5]		$4,774.6	4,778.8	4,710.9	4,710.4	4,673.3
Adjusted backlog		$6,119.8	5,903.1	5,764.8	5,730.8	5,647.6

Supplementary non-financial information
Simulator equivalent unit		275	268	268	265	263
FFSs in CAE's network		336	331	327	324	323
Utilization rate	%	76	71	77	78	73
FFS deliveries		13	11	6	17	9

Revenue up 20% compared to the third quarter of fiscal 2023
The increase in revenue compared to the third quarter of fiscal 2023 was mainly due to higher revenue recognized from simulator sales mainly due to higher deliveries and program mix, a more favourable sales mix on training services, higher revenue from simulator lifecycle support services and higher utilization and increased volume from recently deployed simulators in our network. The increase was partially offset by lower revenue from flight operations solutions due to contract mix.

5 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
12 I CAE Third Quarter Report 2024

Management’s Discussion and Analysis
Revenue year to date was $1,735.0 million, $230.0 million or 15% higher than the same period last year. The increase was mainly due to a more favourable sales mix on training services, higher utilization and increased volume from recently deployed simulators in our network, higher revenue from simulator lifecycle support services, higher revenue recognized from simulator sales driven by higher deliveries and the foreign exchange impact on the translation of our foreign operations.

Operating income down 14% compared to the third quarter of fiscal 2023
Operating income was $101.0 million (16.2% of revenue) this quarter, compared to $117.2 million (22.7% of revenue) in the third quarter of fiscal 2023. This quarter’s operating income included restructuring, integration and acquisition costs of $23.2 million compared to $11.2 million in the third quarter of fiscal 2023.

The decrease compared to the third quarter of fiscal 2023 was mainly due to higher selling, general and administrative expenses, which was aligned with the increase in revenue, higher restructuring, integration and acquisition costs, and a lower contribution from flight operations solutions due to a less favourable mix of contracts worked on in the quarter, partially offset by higher utilization and increased volume from recently deployed simulators in our network and the foreign exchange impact on the translation of our foreign operations.

Operating income for the first nine months of the year was $295.0 million (17.0% of revenue), $14.0 million or 5% higher than the same period last year. This period’s operating income included restructuring, integration and acquisition costs of $62.5 million compared to $38.4 million in the same period last year.

The increase compared to the first nine months of fiscal 2023 was mainly due to a more favourable sales mix on training services, higher utilization and increased volume from recently deployed simulators in our network and the foreign exchange impact on the translation of our foreign operations. The increase was partially offset by higher selling, general and administrative expenses, which was aligned with the increase in revenue, higher restructuring, integration and acquisition costs and higher research and development costs.

Adjusted segment operating income down 5% compared to the third quarter of fiscal 2023
Adjusted segment operating income was $124.2 million (20.0% of revenue) this quarter, compared to $131.4 million (25.4% of revenue) in the third quarter of fiscal 2023.

The decrease compared to the third quarter of fiscal 2023 was mainly due higher selling, general and administrative expenses, which was aligned with the increase in revenue, and a lower contribution from flight operations solutions due to a less favourable mix of contracts worked on in the quarter, partially offset by higher utilization and increased volume from recently deployed simulators in our network and the foreign exchange impact on the translation of our foreign operations.

Adjusted segment operating income for the first nine months of the year was $357.5 million (20.6% of revenue), $35.1 million or 11% higher than the same period last year. The increase was mainly due to a more favourable sales mix on training services and higher utilization and increased volume from recently deployed simulators in our network. The increase was partially offset by higher selling, general and administrative expenses, which was aligned with the increase in revenue, and higher research and development costs.

Property, plant and equipment expenditures at $65.9 million this quarter
Growth capital expenditures were $48.5 million for the quarter and maintenance capital expenditures were $17.4 million.

Capital employed decreased by $4.2 million compared to last quarter
The decrease compared to last quarter was mainly due to movements in foreign exchange rates, partially offset by higher property, plant and equipment expenditures.

Adjusted backlog up 4% compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2023	December 31, 2023
Obligated backlog, beginning of period	$5,745.5	$5,555.2
+ adjusted order intake	845.4	2,193.4
- revenue	(622.1)	(1,735.0)
+ / - adjustments	(96.9)	(141.7)
Obligated backlog, end of period	$5,871.9	$5,871.9
Joint venture backlog (all obligated)	247.9	247.9
Adjusted backlog	$6,119.8	$6,119.8

Adjustments this quarter were mainly due to foreign exchange movements and a contract cancellation.

This quarter's book-to-sales ratio was 1.36x. The ratio for the last 12 months was 1.27x.
CAE Third Quarter Report 2024 I 13

Management’s Discussion and Analysis

6.2       Defense and Security

THIRD QUARTER OF FISCAL 2024

CONTRACT AWARDS
Defense and Security was awarded $428.5 million in orders this quarter. Notable contract awards include:
–The U.S. Air Force (USAF) for the continuation of flight training on C-130H devices;
–The USAF for the maintenance of F-16 training devices;
–The USAF for continuation of flight training on KC-135 devices;
–The U.S. Army for exercising an option year to continue fixed-wing flight training and support services at the CAE Dothan Training Center.

ADDITIONAL INFORMATION PERTAINING TO DEFENSE AND SECURITY CONTRACTS
Within the Defense and Security segment, we have a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by execution difficulties and adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures and availability of labour. These risks can result in cost overruns and reduced profit margins or losses. For further details, refer to Section 10 “Business risk and uncertainty” of this MD&A. While these risks can often be managed or mitigated, there are eight distinct legacy contracts entered into prior to the COVID-19 pandemic that are fixed-price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts).

For the third quarter of fiscal 2024, the ongoing execution of the Legacy Contracts had a negative impact of approximately two percentage points on the Defense and Security adjusted segment operating income margin.

Management is closely monitoring the Legacy Contracts as a separate group and continues to be highly focused on the execution and the retirement of the Legacy Contracts and mitigating the finite cost pressures associated with them. The Legacy Contracts have completion dates mainly within the next two fiscal years and the risks associated with them will be reduced as they are substantially retired over the next six to eight quarters with variability in quarterly financial impacts resulting from the timing of program close outs, customer acceptance, and the ability to mitigate associated risks and costs as we continue to execute them.

FINANCIAL RESULTS
(amounts in millions)		Q3-2024	Q2-2024	Q1-2024	Q4-2023	Q3-2023
Revenue		$472.4	477.4	471.7	536.0	452.5
Operating income		$20.6	9.3	22.7	29.0	24.9
Adjusted segment operating income		$20.9	21.3	24.3	30.5	25.4
As a % of revenue	%	4.4	4.5	5.2	5.7	5.6
Depreciation and amortization		$23.6	23.2	23.6	23.2	21.7
Property, plant and equipment expenditures		$19.3	23.9	25.8	11.9	4.8
Intangible asset expenditures		$5.2	6.7	6.5	9.4	5.6
Capital employed		$2,627.0	2,697.4	2,698.6	2,565.0	2,514.5
Adjusted backlog		$5,626.5	5,870.0	5,418.7	5,065.6	5,147.5

Revenue up 4% compared to the third quarter of fiscal 2023
The increase in revenue compared to the third quarter of fiscal 2023 was mainly due to higher revenue on our European and North American programs and the foreign exchange impact on the translation of our foreign operations.

Revenue year to date was $1,421.5 million, $113.3 million or 9% higher than the same period last year. The increase was mainly due to a higher level of activity on our North American, European and Australasian programs and the foreign exchange impact on the translation of our foreign operations.

Operating income decreased $4.3 million compared to the third quarter of fiscal 2023
Operating income was $20.6 million (4.4% of revenue) this quarter, compared to $24.9 million (5.5% of revenue) in the third quarter of fiscal 2023. This quarter’s operating income included restructuring, integration and acquisition costs of $0.3 million compared to a reversal of $6.3 million in the third quarter of fiscal 2023.

The decrease compared to the third quarter of fiscal 2023 was mainly due to a gain on the reversal of impairment of an intangible asset presented in restructuring, integration and acquisition costs last year. The decrease was also due to higher net research and development expenses, partially offset by higher profitability on our North American and European programs.

Operating income for the first nine months of the year was $52.6 million (3.7% of revenue), $45.9 million higher than the same period last year. This period’s operating income included restructuring, integration and acquisition costs of $13.9 million compared to $9.1 million in the same period last year.
14 I CAE Third Quarter Report 2024

Management’s Discussion and Analysis
The increase compared to the first nine months of fiscal 2023 was mainly due to higher profitability on our North American programs, compared to the prior year, which included the impact of the unfavourable contract profit adjustments on two U.S programs in the first quarter of fiscal 2023, and higher profitability in our joint ventures, partially offset by higher net research and development expenses and higher restructuring, integration and acquisition costs.

Adjusted segment operating income down 18% compared to the third quarter of fiscal 2023
Adjusted segment operating income was $20.9 million (4.4% of revenue) this quarter, compared to $25.4 million (5.6% of revenue) in the third quarter of fiscal 2023.

The decrease compared to the third quarter of fiscal 2023 was mainly due to a gain on the reversal of impairment of an intangible asset recognized last year and higher net research and development expenses, partially offset by higher profitability on our North American and European programs.

Adjusted segment operating income for the first nine months of the year was $66.5 million (4.7% of revenue), $43.9 million higher than the same period last year. The increase was mainly due to higher profitability on our North American programs, compared to the prior year, which included the impact of the unfavourable contract profit adjustments on two U.S programs in the first quarter of fiscal 2023, and higher profitability in our joint ventures, partially offset by higher net research and development expenses.

Property, plant and equipment expenditures at $19.3 million this quarter
Growth capital expenditures were $16.6 million for the quarter and maintenance capital expenditures were $2.7 million.

Capital employed decreased by $70.4 compared to last quarter
The decrease compared to last quarter was mainly due to movements in foreign exchange rates, a lower investment in non-cash working capital and higher other non-current liabilities driven by deposits received from customers. The decrease was partially offset by higher right-of-use assets.

Adjusted backlog down 4% compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2023	December 31, 2023
Obligated backlog, beginning of period	$3,200.8	$3,406.7
+ adjusted order intake	428.5	1,193.5
- revenue	(472.4)	(1,421.5)
+ / - adjustments	(28.7)	(50.5)
Obligated backlog, end of period	$3,128.2	$3,128.2
Joint venture backlog (all obligated)	140.2	140.2
Unfunded backlog and options	2,358.1	2,358.1
Adjusted backlog	$5,626.5	$5,626.5

Adjustments this quarter were mainly due to foreign exchange movements and contract amendments.

This quarter's book-to-sales ratio was 0.91x. The ratio for the last 12 months was 0.90x.

This quarter, there were no  additions to unfunded backlog and $90.1 million was transferred to obligated backlog.

CAE Third Quarter Report 2024 I 15

Management’s Discussion and Analysis

7.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

7.1     Consolidated cash movements

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions)	2023	2022	2023	2022
Cash provided by operating activities*	$148.6	$158.7	$392.1	$364.4
Changes in non-cash working capital	72.2	93.7	(40.4)	(136.6)
Net cash provided by operating activities	$220.8	$252.4	$351.7	$227.8
Maintenance capital expenditures[6]	(20.7)	(16.1)	(79.3)	(48.0)
Change in ERP and other assets	(10.4)	(10.8)	(35.2)	(30.7)
Proceeds from the disposal of property, plant and equipment	0.1	0.3	3.7	4.8
Net payments to equity accounted investees	(14.9)	(2.0)	(40.5)	(10.5)
Dividends received from equity accounted investees	13.2	13.9	30.3	20.3
Impact of discontinued operations	1.9	2.1	(3.6)	21.7
Free cash flow[6]	$190.0	$239.8	$227.1	$185.4
Growth capital expenditures[6]	(64.9)	(47.3)	(158.8)	(157.9)
Capitalized development costs	(28.5)	(18.9)	(80.0)	(64.3)
Net proceeds from the issuance of common shares	0.7	0.2	7.6	15.5
Business combinations, net of cash acquired	—	—	—	(6.4)
Other cash movements, net	(0.5)	(31.7)	2.2	(31.8)
Effect of foreign exchange rate changes on cash and cash equivalents	(12.3)	9.1	(15.0)	13.8
Impact of discontinued operations	(1.9)	(2.1)	3.6	(21.7)
Net change in cash before proceeds and repayment of long-term debt	$82.6	$149.1	$(13.3)	$(67.4)
* before changes in non-cash working capital

Net cash from operating activities was $220.8 million this quarter
Net cash from operating activities was $31.6 million lower compared to the third quarter of fiscal 2023. The decrease was mainly due to a lower contribution from non-cash working capital and lower net income before non-cash items.

Net cash from operating activities for the first nine months of the year was $351.7 million, $123.9 million higher than the same period last year. The increase was mainly due to a lower investment in non-cash working capital and higher net income before non-cash items.

Free cash flow was $190.0 million this quarter
Free cash flow was $49.8 million lower compared to the third quarter of fiscal 2023. The decrease was mainly due to a lower contribution from non-cash working capital, higher payments to equity accounted investees and lower cash provided by operating activities.

Free cash flow for the first nine months of the year was $227.1 million, $41.7 million higher than the same period last year. The increase was mainly due to a lower investment in non-cash working capital and higher cash provided by operating activities, partially offset by higher maintenance capital expenditures and higher payments to equity accounted investees.

Property, plant and equipment expenditures were $85.6 million this quarter
Total property, plant and equipment expenditures were $85.6 million this quarter and $238.1 million for the first nine months of the year. Growth capital expenditures were $64.9 million this quarter and $158.8 million for the first nine months of the year. Maintenance capital expenditures were $20.7 million this quarter and $79.3 million for the first nine months of the year.
6 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
16 I CAE Third Quarter Report 2024

Management’s Discussion and Analysis
8.     CONSOLIDATED FINANCIAL POSITION
8.1       Consolidated capital employed

	As at December 31	As at September 30	As at March 31
(amounts in millions)	2023	2023	2023
Use of capital[7]:
Current assets	$2,410.5	$2,280.9	$2,235.0
Less: cash and cash equivalents	(124.5)	(181.5)	(217.6)
Less: assets net of liabilities held for sale	(224.6)	—	—
Current liabilities	(2,669.5)	(2,424.3)	(2,246.7)
Less: current portion of long-term debt	592.8	424.7	214.6
Non-cash working capital[7]	$(15.3)	$99.8	$(14.7)
Assets net of liabilities held for sale	224.6	—	—
Property, plant and equipment	2,451.1	2,445.0	2,387.1
Intangible assets	3,830.3	4,046.7	4,050.8
Other long-term assets	1,779.7	1,792.7	1,763.6
Other long-term liabilities	(456.7)	(483.8)	(565.4)
Capital employed	$7,813.7	$7,900.4	$7,621.4
Source of capital[7]:
Current portion of long-term debt	$592.8	$424.7	$214.6
Long-term debt	2,617.1	2,941.3	3,035.5
Less: cash and cash equivalents	(124.5)	(181.5)	(217.6)
Net debt[7]	$3,085.4	$3,184.5	$3,032.5
Equity attributable to equity holders of the Company	4,648.8	4,632.9	4,507.7
Non-controlling interests	79.5	83.0	81.2
Capital employed	$7,813.7	$7,900.4	$7,621.4

Capital employed decreased by $86.7 million compared to last quarter
The decrease was mainly due to lower intangible assets and lower non-cash working capital, partially offset by higher assets net of liabilities held for sale and lower other long-term liabilities, as described below.

Adjusted return on capital employed (ROCE)7
Adjusted ROCE was 7.0% this quarter, which compares to 5.5% in the third quarter of last year and 7.1% last quarter.

Non-cash working capital decreased by $115.1 million compared to last quarter
The decrease was mainly due to lower accounts receivable and lower inventories, partially offset by lower contract liabilities.

Assets net of liabilities held for sale at $224.6 million this quarter
Assets net of liabilities held for sale this quarter are related to the discontinued operations of Healthcare. You will find more details in Section 9 “Discontinued operations” of this MD&A.

Intangible assets decreased by $216.4 million compared to last quarter
The decrease was mainly due to assets of discontinued operations classified as held for sale and movements in foreign exchange rates.

Other long-term liabilities decreased by $27.1 million compared to last quarter
The decrease was mainly due to liabilities of discontinued operations classified as held for sale.

Total debt decreased by $156.1 million compared to last quarter
The decrease in total debt was mainly due to net repayment of borrowings under the revolving credit facilities and movements in foreign exchange rates, partially offset by additions and remeasurements of lease liabilities.

7 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE Third Quarter Report 2024 I 17

Management’s Discussion and Analysis

Net debt decreased by $99.1 million compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2023	December 31, 2023
Net debt, beginning of period	$3,184.5	$3,032.5
Impact of cash movements on net debt
(see table in the consolidated cash movements section 7.1)	(82.6)	13.3
Effect of foreign exchange rate changes on long-term debt	(51.7)	(55.0)
Non-cash lease liability movements	39.8	84.4
Other	7.5	22.3
Impact of discontinued operations	(12.1)	(12.1)
Change in net debt during the period	$(99.1)	$52.9
Net debt, end of period	$3,085.4	$3,085.4

Liquidity measures	As at December 31	As at December 31
2023	2022
Net debt-to-capital[8]	%	39.5%	40.8
Net debt-to-EBITDA[8]	3.48	4.44
Net debt-to-adjusted EBITDA[8]*	3.16	3.85
*The impact of the reclassification of adjusted EBITDA from discontinued operations on the net debt-to-adjusted EBITDA ratio was an increase of 0.07 for December 31, 2023 and 0.11 for December 31, 2022.

We have a US$1.0 billion committed unsecured revolving credit facility at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit. We manage an uncommitted receivable purchase facility of up to US$400.0 million, in which we sell interests in certain of our accounts receivable to third parties for cash consideration. This facility is renewed annually.

We have certain debt agreements which require the maintenance of standard financial covenants. As at December 31, 2023, we are compliant with all our financial covenants.

In June 2023, we completed a private offering of $400.0 million of unsecured senior notes, bearing interest at 5.541% per annum, payable in equal semi-annual installments until maturity in June 2028. The net proceeds were used to repay certain indebtedness outstanding under the Revolving Facility and for general corporate purposes. Concurrently, we entered into fixed to fixed cross currency principal and interest rate swap agreements to effectively convert the $400.0 million unsecured senior notes into U.S. dollars. We have designated the swap agreements as a hedge of our net investments in U.S. entities against foreign currency fluctuations.

Pension obligations
In June 2023, we entered into an annuity purchase transaction in which the pension obligations associated with certain retired members of Canadian defined benefit pension plans were transferred to a third-party insurer. This transaction reduces our future pension liability growth and the funding volatility risk.

Total equity increased by $12.4 million this quarter
The increase in equity was mainly due to net income realized this quarter, partially offset by changes in other comprehensive income, including defined benefit plan remeasurements and foreign currency translation adjustments.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 318,302,308 common shares issued and outstanding as at December 31, 2023 with total share capital of $2,252.6 million. In addition, we had 6,481,511 options outstanding. As at January 31, 2024, we had a total of 318,302,308 common shares issued and outstanding and 6,477,036 options outstanding.

Share-based compensation
In August 2023, CAE's shareholders approved the Omnibus Incentive Plan, which allows equity awards to be granted to eligible participants in the form of stock options, restricted share units (RSUs) and performance share unit (PSUs). The total number of shares reserved for issuance under the Omnibus Incentive Plan is 10,000,000. The Omnibus Incentive Plan supplements the existing cash‑settled RSU and PSU plans and stock option plan (collectively, the “Existing Plans”). Awards granted under the Existing Plans will remain outstanding and governed by the respective terms of such plans, but no new awards will be granted under any of the Existing Plans. All awards made under the Omnibus Incentive Plan are considered equity-settled arrangements.

8 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
18 I CAE Third Quarter Report 2024

Management’s Discussion and Analysis
9. DISCONTINUED OPERATIONS
On October 24, 2023, we announced that we have reached a definitive agreement to sell CAE’s Healthcare business to Madison Industries for an enterprise value of $311 million, subject to customary adjustments. This transaction better positions CAE to efficiently allocate capital and resources to secure growth opportunities on the horizon in our much larger, core simulation and training markets: Civil Aviation and Defense and Security. Closing of the transaction, which is subject to closing conditions, including customary regulatory approvals, is expected before the end of fiscal year 2024. Sale proceeds will be principally used to accelerate deleveraging, as well as to support CAE’s continued focus on technology advancement, market leadership and cost optimization within its core training and simulation markets.
The Healthcare business, which offers healthcare students and clinical professionals integrated physical, digital and virtual education and training solutions, is reported as discontinued operations and the associated assets and liabilities are presented as held for sale as at December 31, 2023.

The net income (loss) and other comprehensive income (loss) from discontinued operations are as follows:

	Three months ended		Nine months ended
	December 31		December 31
	2023	2022	2023	2022
Revenue	$36.0	$50.4	$116.9	$133.6
Expenses	34.3	46.6	110.5	133.9
Operating income (loss)	$1.7	$3.8	$6.4	$(0.3)
Transaction costs	2.2	—	2.2	—
Finance expense	1.1	1.1	3.0	3.1
(Loss) earnings before income taxes	$(1.6)	$2.7	$1.2	$(3.4)
Income tax expense (recovery)	0.3	0.6	0.4	(0.7)
Net (loss) income from discontinued operations	$(1.9)	$2.1	$0.8	$(2.7)

	Three months ended		Nine months ended
	December 31		December 31
	2023	2022	2023	2022
Foreign currency exchange differences on translation of foreign operations	$(3.2)	$(1.7)	$(1.7)	$5.8
Other comprehensive (loss) income from discontinued operations	$(3.2)	$(1.7)	$(1.7)	$5.8
No amount of net income (loss) and other comprehensive income (loss) from discontinued operations are attributable to non‑controlling interest.

As at December 31, 2023, the carrying amount of assets and liabilities presented as held for sale is as follows:

December 31
2023
Current assets	$123.3
Property, plant and equipment	6.4
Right-of-use assets	9.6
Intangible assets, including goodwill of $118.0 million	162.1
Deferred tax assets	14.2
Other non-current assets	14.5
Assets of discontinued operations classified as held for sale	$330.1
Current liabilities	42.3
Long-term debt (lease liabilities)	10.6
Royalty obligations	34.2
Deferred tax liabilities	1.3
Other non-current liabilities	17.1
Liabilities of discontinued operations classified as held for sale	$105.5
Assets net of liabilities held for sale	$224.6

CAE Third Quarter Report 2024 I 19

Management’s Discussion and Analysis

The net cash flows from discontinued operations are as follows:

	Nine months ended
	December 31
	2023	2022
Operating activities	$6.0	$(20.8)
Investing activities	(12.3)	(8.6)
Financing activities	(1.1)	(1.0)
Net cash flows used in discontinued operations	$(7.4)	$(30.4)

10. BUSINESS RISK AND UNCERTAINTY
We operate in several industry segments which present a variety of risks and uncertainties, many of which could materially and adversely affect our business, financial condition and results of operation and could cause actual events to differ materially from those described in our forward-looking statements. These risks and uncertainties can be found in Section 9 of CAE’s MD&A for the year ended March 31, 2023, available on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). These risks and uncertainties, which management reviews on a quarterly basis, have not materially changed in the period since March 31, 2023, except that the “Fixed price and long-term supply contracts” risk in Section 9.2 “Operational risks” is revised as follows.

Fixed price and long-term supply contracts
We provide a number of our products and services through fixed-price contracts that enable us, contrary to cost-reimbursable contracts, to benefit from performance improvements, cost reductions and efficiencies, but also require us to absorb cost overruns reducing profit margins or incurring losses if we are unable to achieve estimated costs and revenues. It can be difficult to estimate all of the costs associated with these contracts, including assumptions on future rates of inflation, or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that can run up to 25 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, or we may not be able to successfully negotiate requests for equitable adjustment from our government customers, which could negatively affect the results of our operations. Other contracts involve new technologies and applications and unforeseen events, such as technological difficulties, fluctuations in the price of raw materials, a significant increase in inflation, problems with our suppliers and cost overruns, can result in the contractual price becoming less favourable or even unprofitable to us over time. Some of our programs rely on the supply of OEM systems as specified by our customers and over which we may have limited control over pricing and against which our customer contracts may not sufficiently provision to cover unplanned price increases from such OEMs.

In particular, within the Defense and Security segment, we have a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by execution difficulties and adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures and availability of labour. These risks can result in cost overruns and reduced profit margins or losses. While these risks can often be managed or mitigated, there are eight distinct legacy contracts entered into prior to the COVID-19 pandemic that are fixed-price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts).

Management is closely monitoring the Legacy Contracts as a separate group and continues to be highly focused on the execution and the retirement of the Legacy Contracts and mitigating the finite cost pressures associated with them. The extent to which the ongoing risk retirement on these programs might impact Defense and Security margins in the coming quarters will depend on the actual timing of program close outs and our ability to mitigate these risks. The Legacy Contracts have completion dates mainly within the next two fiscal years and the risks associated with them will be reduced as they are substantially retired over the next six to eight quarters with variability in quarterly financial impacts resulting from the timing of program close outs, customer acceptance, and the ability to mitigate associated risks and costs as we continue to execute them.

If our efforts to execute and retire the Legacy Contracts within expected timeframes and within projected costs are not as anticipated, whether individually or in the aggregate, it could result in continuing material impacts on the overall Defense and Security segment financial position and results, the severity of which cannot be predicted at this time.

20 I CAE Third Quarter Report 2024

Management’s Discussion and Analysis
11. NON-IFRS AND OTHER FINANCIAL MEASURES AND SUPPLEMENTARY NON-FINANCIAL INFORMATION
11.1       Non-IFRS and other financial measure definitions

This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

A non-IFRS financial measure is a financial measure that depicts our financial performance, financial position, or cash flow and either excludes an amount that is included in or includes an amount that is excluded from the composition of the most directly comparable financial measures disclosed in our financial statements.

A non-IFRS ratio is a financial measure disclosed in the form of a ratio, fraction, percentage, or similar representation, that has a non‑IFRS financial measure as one or more of its components.

A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A capital management measure is a financial measure intended to enable an individual to evaluate our objectives, policies and processes for managing our capital and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A supplementary financial measure is a financial measure that depicts our historical or expected future financial performance, financial position or cash flow and is not disclosed within our primary financial statements, nor does it meet the definition of any of the above measures.
Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

PERFORMANCE MEASURES
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March31, 2023) and cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance. Refer to Section 11.3 “Non‑IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods. Refer to Section 11.3 “Non‑IFRS measure reconciliations” of this MD&A for a calculation of this measure.

CAE Third Quarter Report 2024 I 21

Management’s Discussion and Analysis

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of this measure.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of these measures to the most directly comparable measure under IFRS.

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, changes in enterprise resource planning (ERP) and other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to Section 7.1 “Consolidated cash movements” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

LIQUIDITY AND CAPITAL STRUCTURE MEASURES
Non-cash working capital
Non-cash working capital is a non-IFRS financial measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Capital employed
Capital employed is a non-IFRS financial measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Use of capital:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts, employee benefits assets and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long‑term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:
–In order to understand our source of capital, we add net debt to total equity.

Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

22 I CAE Third Quarter Report 2024

Management’s Discussion and Analysis
Adjusted return on capital employed (ROCE)
Adjusted ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company from continuing operations adjusting for net finance expense, after tax, restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events divided by the average capital employed from continuing operations. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We use adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Net debt-to-capital
Net debt-to-capital is a capital management measure calculated as net debt divided by the sum of total equity plus net debt. We use this to manage our capital structure and monitor our capital allocation priorities.

Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of these measures.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity.

The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

GROWTH MEASURES
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

CAE Third Quarter Report 2024 I 23

Management’s Discussion and Analysis

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

11.2 Supplementary non-financial information definitions

Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

11.3       Non-IFRS measure reconciliations

Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended December 31	2023	2022	2023	2022	2023	2022
Operating income	$101.0	$117.2	$20.6	$24.9	$121.6	$142.1
Restructuring, integration and acquisition costs	23.2	11.2	0.3	(6.3)	23.5	4.9
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	—	3.0	—	6.8	—	9.8
Adjusted segment operating income	$124.2	$131.4	$20.9	$25.4	$145.1	$156.8

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Nine months ended December 31	2023	2022	2023	2022	2023	2022
Operating income	$295.0	$281.0	$52.6	$6.7	$347.6	$287.7
Restructuring, integration and acquisition costs	62.5	38.4	13.9	9.1	76.4	47.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	—	3.0	—	6.8	—	9.8
Adjusted segment operating income	$357.5	$322.4	$66.5	$22.6	$424.0	$345.0

24 I CAE Third Quarter Report 2024

Management’s Discussion and Analysis
Reconciliation of adjusted net income and adjusted EPS

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions, except per share amounts)	2023	2022	2023	2022
Net income attributable to equity holders of the Company	$56.5	$78.1	$180.2	$124.3
Net loss (income) from discontinued operations	1.9	(2.1)	(0.8)	2.7
Restructuring, integration and acquisition costs, after tax	18.2	4.0	58.7	35.7
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets following
their repurposing and optimization, after tax	—	7.1	—	7.1
Adjusted net income	$76.6	$87.1	$238.1	$169.8

Average number of shares outstanding (diluted)	319.1	318.3	319.0	318.3

Adjusted EPS	$0.24	$0.27	$0.75	$0.53

Calculation of adjusted effective tax rate

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions, except effective tax rates)	2023	2022	2023	2022
Earnings before income taxes	$69.2	$94.4	$195.0	$164.5
Restructuring, integration and acquisition costs	23.5	4.9	76.4	47.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	—	9.8	—	9.8
Adjusted earnings before income taxes	$92.7	$109.1	$271.4	$221.8

Income tax expense	$8.2	$16.5	$7.8	$31.8
Tax impact on restructuring, integration and acquisition costs	5.3	0.9	17.7	11.8
Tax impact on impairments and other gains and losses arising from significant strategic transactions or specific events:
Tax impact on impairment reversal of non-financial assets
following their repurposing and optimization	—	2.7	—	2.7
Adjusted income tax expense	$13.5	$20.1	$25.5	$46.3

Effective tax rate	12%	17%	4%	19%
Adjusted effective tax rate	15%	18%	9%	21%

CAE Third Quarter Report 2024 I 25

Management’s Discussion and Analysis

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	December 31
(amounts in millions, except net debt-to-EBITDA ratios)	2023	2022
Operating income	$525.9	$371.6
Depreciation and amortization	359.7	320.8
EBITDA	$885.6	$692.4
Restructuring, integration and acquisition costs	91.5	83.3
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	—	9.8
Cloud computing transition adjustment	—	13.4
Adjusted EBITDA	$977.1	$798.9

Net debt	$3,085.4	$3,073.0

Net debt-to-EBITDA	3.48	4.44
Net debt-to-adjusted EBITDA	3.16	3.85

12.   CHANGES IN ACCOUNTING POLICIES
The accounting policies described below related to discontinued operations and assets and liabilities held for sale are applicable to the consolidated interim financial statements for the quarter ended December 31, 2023 but were not previously disclosed within the annual consolidated financial statements for the year ended March 31, 2023.

Discontinued operations and assets and liabilities held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets which are specifically exempt from this measurement requirement.

A disposal group qualifies as discontinued operations if it is a component of the entity that has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs at the earlier of disposal and when the operation meets the criteria to be classified as held for sale.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the consolidated statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statement of financial position.

Non-current assets, including those that are part of a disposal group, are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount of net income from discontinued operations in the consolidated income statement and a single amount of other comprehensive income from discontinued operations in the consolidated statement of comprehensive income.

When an operation is classified as a discontinued operation, the comparative consolidated income statement and consolidated statement of comprehensive income are reclassified as if the operation had been discontinued from the beginning of the comparative year.

New and amended standards adopted
Amendments to IAS 12 - International Tax Reform — Pillar Two Model Rules
In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules, which amends IAS 12 - Income taxes to introduce a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. This amendment to IAS 12 was adopted in the first quarter of fiscal 2024 and the exception has been applied retrospectively but no adjustments to previously reported figures were required.

Certain other amendments to accounting standards were applied for the first time on April 1, 2023, but did not have a significant impact on our consolidated interim financial statements.
26 I CAE Third Quarter Report 2024

Management’s Discussion and Analysis
13.   INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is communicated to the President and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.

As of December 31, 2023, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and have concluded that the Company’s disclosure controls and procedures were effective.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed, under the supervision of the President and Chief Executive Officer as well as the Executive Vice President, Finance and Chief Financial Officer, and effected by management and other key CAE personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal control over financial reporting that occurred during the third quarter of fiscal 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. During the first nine months of fiscal 2024, our U.S. Defense and Security operations completed the initial phase of implementation of a new ERP system. Management employed appropriate procedures to ensure internal controls over financial reporting were in place during and after the conversion.
CAE Third Quarter Report 2024 I 27

Management’s Discussion and Analysis

14.     SELECTED QUARTERLY FINANCIAL INFORMATION

(amounts in millions, except per share amounts)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2024
Revenue	$1,012.0	$1,050.0	$1,094.5	(1)	3,156.5
Net income	$67.8	$61.1	$59.1	(1)	188.0
Equity holders of the Company
Continuing operations	$64.8	$56.2	$58.4	(1)	179.4
Discontinued operations	$0.5	$2.2	$(1.9)	(1)	0.8
Non-controlling interests	$2.5	$2.7	$2.6	(1)	7.8
Basic and diluted EPS attributable to equity holders of the Company	$0.20	$0.18	$0.17	(1)	0.56
Continuing operations	$0.20	$0.17	$0.18	(1)	0.56
Discontinued operations	$—	$0.01	$(0.01)	(1)	—
Adjusted EPS	$0.24	$0.26	$0.24	(1)	0.75
Average number of shares outstanding (basic)	318.0	318.2	318.3	(1)	318.1
Average number of shares outstanding (diluted)	318.8	319.2	319.1	(1)	318.9
Fiscal 2023
Revenue	$893.7	949.6	969.9	1,197.4	4,010.6
Net income	$3.7	46.3	80.0	101.9	231.9
Equity holders of the Company
Continuing operations	$6.8	44.2	76.0	93.6	220.6
Discontinued operations	$(5.1)	0.3	2.1	4.8	2.1
Non-controlling interests	$2.0	1.8	1.9	3.5	9.2
Basic and diluted EPS attributable to equity holders of the Company	$—	0.14	0.25	0.31	0.70
Continuing operations	$0.02	0.14	0.24	0.29	0.69
Discontinued operations	$(0.02)	—	0.01	0.02	0.01
Adjusted EPS	$0.07	0.19	0.27	0.33	0.87
Average number of shares outstanding (basic)	317.1	317.8	317.9	317.9	317.7
Average number of shares outstanding (diluted)	318.2	318.4	318.3	318.7	318.4
Fiscal 2022
Revenue	$721.1	780.0	816.6	902.2	3,219.9
Net income	$47.3	17.2	28.4	57.1	150.0
Equity holders of the Company
Continuing operations	$43.5	15.7	33.2	47.8	140.2
Discontinued operations	$2.9	(1.7)	(7.0)	7.3	1.5
Non-controlling interests	$0.9	3.2	2.2	2.0	8.3
Basic and diluted EPS attributable to equity holders of the Company	$0.16	0.04	0.08	0.17	0.45
Continuing operations	$0.15	0.05	0.10	0.15	0.45
Discontinued operations	$0.01	(0.01)	(0.02)	0.02	—
Adjusted EPS	$0.18	0.17	0.20	0.27	0.82
Average number of shares outstanding (basic)	293.6	316.5	316.9	317.0	311.0
Average number of shares outstanding (diluted)	295.8	318.7	318.7	318.5	312.9

(1) Not available.
28 I CAE Third Quarter Report 2024

Consolidated Interim Financial Statements

Consolidated Income Statement

		Three months ended December 31		Nine months ended December 31
(Unaudited)
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2023	2022	2023	2022
			Reclassified		Reclassified
			(Note 1)		(Note 1)
Continuing operations
Revenue	3	$1,094.5	$969.9	$3,156.5	$2,813.2
Cost of sales		791.9	693.0	2,283.5	2,066.5
Gross profit		$302.6	$276.9	$873.0	$746.7
Research and development expenses		38.1	27.1	108.1	91.2
Selling, general and administrative expenses		140.9	124.1	396.9	367.3
Other (gains) and losses	4	(4.8)	(6.9)	(8.4)	(13.1)
Share of after-tax profit of equity accounted investees	3	(16.7)	(14.4)	(47.6)	(33.9)
Restructuring, integration and acquisition costs	5	23.5	4.9	76.4	47.5
Operating income		$121.6	$142.1	$347.6	$287.7
Finance expense – net	6	52.4	47.7	152.6	123.2
Earnings before income taxes		$69.2	$94.4	$195.0	$164.5
Income tax expense	7	8.2	16.5	7.8	31.8
Net income from continuing operations		$61.0	$77.9	$187.2	$132.7
Net (loss) income from discontinued operations	2	(1.9)	2.1	0.8	(2.7)
Net income		$59.1	$80.0	$188.0	$130.0
Attributable to:
Equity holders of the Company		$56.5	$78.1	$180.2	$124.3
Non-controlling interests		2.6	1.9	7.8	5.7
Earnings per share attributable to equity holders of the Company
Basic and diluted – continuing operations	8	$0.18	$0.24	$0.56	$0.40
Basic and diluted – discontinued operations	8	(0.01)	0.01	—	(0.01)

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE Third Quarter Report 2024 I 29

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

		Three months ended December 31		Nine months ended December 31
(Unaudited)
(amounts in millions of Canadian dollars)	Notes	2023	2022	2023	2022
			Reclassified		Reclassified
			(Note 1)		(Note 1)
Net income from continuing operations		$61.0	$77.9	$187.2	$132.7
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations		$(77.7)	$20.3	$(105.3)	$304.7
Net gain (loss) on hedges of net investment in foreign operations		56.2	30.3	54.6	(113.0)
Reclassification to income of gains on foreign currency exchange differences		(0.1)	(3.8)	(0.2)	(6.2)
Net gain (loss) on cash flow hedges		8.3	(4.7)	7.4	(10.2)
Reclassification to income of losses (gains) on cash flow hedges		1.8	9.5	4.9	(11.5)
Income taxes		(5.5)	(0.2)	(9.5)	12.2
		$(17.0)	$51.4	$(48.1)	$176.0
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations		$(34.5)	$8.8	$(22.5)	$55.7
Income taxes		9.2	(2.4)	6.0	(14.9)
		$(25.3)	$6.4	$(16.5)	$40.8
Other comprehensive (loss) income from continuing operations		$(42.3)	$57.8	$(64.6)	$216.8
Net (loss) income from discontinued operations	2	(1.9)	2.1	0.8	(2.7)
Other comprehensive (loss) income from discontinued operations	2	(3.2)	(1.7)	(1.7)	5.8
Total comprehensive income		$13.6	$136.1	$121.7	$352.6
Attributable to:
Equity holders of the Company		$11.7	$133.9	$114.9	$343.1
Non-controlling interests		1.9	2.2	6.8	9.5

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

30 I CAE Third Quarter Report 2024

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)		December 31	March 31
(amounts in millions of Canadian dollars)	Notes	2023	2023
Assets
Cash and cash equivalents		$124.5	$217.6
Accounts receivable		566.4	615.7
Contract assets		641.2	693.8
Inventories		601.0	583.4
Prepayments		69.6	64.1
Income taxes recoverable		56.7	48.3
Derivative financial assets		21.0	12.1
Assets of discontinued operations classified as held for sale	2	330.1	—
Total current assets		$2,410.5	$2,235.0
Property, plant and equipment		2,451.1	2,387.1
Right-of-use assets		458.4	426.9
Intangible assets		3,830.3	4,050.8
Investment in equity accounted investees		556.4	530.7
Employee benefits assets		32.6	51.1
Deferred tax assets		150.9	125.1
Derivative financial assets		15.5	9.2
Other non-current assets		565.9	620.6
Total assets		$10,471.6	$10,436.5

Liabilities and equity
Accounts payable and accrued liabilities		$999.5	$1,036.7
Provisions		19.1	26.7
Income taxes payable		21.2	21.1
Contract liabilities		906.9	905.7
Current portion of long-term debt		592.8	214.6
Derivative financial liabilities		24.5	41.9
Liabilities of discontinued operations classified as held for sale	2	105.5	—
Total current liabilities		$2,669.5	$2,246.7
Provisions		18.4	20.1
Long-term debt		2,617.1	3,035.5
Royalty obligations		79.0	119.4
Employee benefits obligations		100.2	91.9
Deferred tax liabilities		75.0	129.3
Derivative financial liabilities		2.4	6.5
Other non-current liabilities		181.7	198.2
Total liabilities		$5,743.3	$5,847.6
Equity
Share capital		$2,252.6	$2,243.6
Contributed surplus		59.3	42.1
Accumulated other comprehensive income		118.4	167.2
Retained earnings		2,218.5	2,054.8
Equity attributable to equity holders of the Company		$4,648.8	$4,507.7
Non-controlling interests		79.5	81.2
Total equity		$4,728.3	$4,588.9
Total liabilities and equity		$10,471.6	$10,436.5

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.
CAE Third Quarter Report 2024 I 31

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)		Attributable to equity holders of the Company
Nine months ended December 31, 2023		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2023		317,906,290	$2,243.6	$42.1	$167.2	$2,054.8	$4,507.7	$81.2	$4,588.9
Net income		—	$—	$—	$—	$180.2	$180.2	$7.8	$188.0
Other comprehensive loss		—	—	—	(48.8)	(16.5)	(65.3)	(1.0)	(66.3)
Total comprehensive (loss) income		—	$—	$—	$(48.8)	$163.7	$114.9	$6.8	$121.7
Exercise of stock options		396,018	9.0	(1.4)	—	—	7.6	—	7.6
Equity-settled share-based payments expense	9	—	—	18.6	—	—	18.6	—	18.6
Transactions with non-controlling interests		—	—	—	—	—	—	(8.5)	(8.5)
Balances as at December 31, 2023		318,302,308	$2,252.6	$59.3	$118.4	$2,218.5	$4,648.8	$79.5	$4,728.3

		Attributable to equity holders of the Company
Nine months ended December 31, 2022		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)		shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2022		317,024,123	$2,224.7	$38.6	$(31.2)	$1,777.6	$4,009.7	$76.9	$4,086.6
Net income		—	$—	$—	$—	$124.3	$124.3	$5.7	$130.0
Other comprehensive income		—	—	—	178.0	40.8	218.8	3.8	222.6
Total comprehensive income		—	$—	$—	$178.0	$165.1	$343.1	$9.5	$352.6
Exercise of stock options		835,392	18.0	(2.5)	—	—	15.5	—	15.5
Equity-settled share-based payments expense		—	—	5.1	—	—	5.1	—	5.1
Transactions with non-controlling interests		—	—	—	—	—	—	(5.0)	(5.0)
Balances as at December 31, 2022		317,859,515	$2,242.7	$41.2	$146.8	$1,942.7	$4,373.4	$81.4	$4,454.8

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

32 I CAE Third Quarter Report 2024

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
Nine months ended December 31
(amounts in millions of Canadian dollars)	Notes	2023	2022
Operating activities
Net income		$188.0	$130.0
Adjustments for:
Depreciation and amortization	3	278.6	252.8
Share of after-tax profit of equity accounted investees		(47.6)	(33.9)
Deferred income taxes		(39.8)	(0.3)
Investment tax credits		(9.2)	0.4
Equity-settled share-based payments expense		18.6	5.1
Defined benefit pension plans		4.5	6.2
Other non-current liabilities		(7.3)	(13.5)
Derivative financial assets and liabilities – net		(17.5)	20.0
Other		23.8	(2.4)
Changes in non-cash working capital	10	(40.4)	(136.6)
Net cash provided by operating activities		$351.7	$227.8
Investing activities
Business combinations, net of cash acquired		$—	$(6.4)
Property, plant and equipment expenditures	3	(238.1)	(205.9)
Proceeds from disposal of property, plant and equipment		3.7	4.8
Advance payments for property, plant and equipment		—	(30.1)
Intangible assets expenditures	3	(105.8)	(89.9)
Net payments to equity accounted investees		(40.5)	(10.5)
Dividends received from equity accounted investees		30.3	20.3
Other		(7.2)	(5.0)
Net cash used in investing activities		$(357.6)	$(322.7)
Financing activities
Net (repayment of) proceeds from borrowing under revolving credit facilities		$(407.8)	$8.6
Proceeds from long-term debt	6	426.1	22.1
Repayment of long-term debt		(41.1)	(55.7)
Repayment of lease liabilities		(57.0)	(62.1)
Net proceeds from the issuance of common shares		7.6	15.5
Other		—	(1.8)
Net cash used in financing activities		$(72.2)	$(73.4)
Effect of foreign currency exchange differences on cash and cash equivalents		$(15.0)	$13.8
Net decrease in cash and cash equivalents		$(93.1)	$(154.5)
Cash and cash equivalents, beginning of period		217.6	346.1
Cash and cash equivalents, end of period		$124.5	$191.6

The Company has elected to present a consolidated statement of cash flows that includes both continuing and discontinued operations. Amounts related to discontinued operations by operating, investing and financing activities are disclosed in Note 2.

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE Third Quarter Report 2024 I 33

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements
(Unaudited)
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on February 14, 2024.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of operations
CAE equips people in critical roles with the expertise and solutions to create a safer world. As a technology company, CAE digitalizes the physical world, deploying software-based simulation training and critical operations support solutions.

CAE Inc. and its subsidiaries’ (CAE or the Company) operations are managed through two segments:

(i)Civil Aviation – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as aircraft flight operations solutions;
(ii)Defense and Security – A platform independent training and simulation solutions provider, preparing global defence and security forces for the mission ahead.

On October 24, 2023, the Company announced that it has reached a definitive agreement to sell its Healthcare business and consequently presented the Healthcare segment as discontinued operations and the associated assets and liabilities as held for sale as at December 31, 2023. Closing of the transaction, which is subject to closing conditions, including customary regulatory approvals, is expected before the end of fiscal year 2024 (Note 2).

CAE Inc. is incorporated and domiciled in Canada with its registered and main office located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE common shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Seasonality and cyclicality of the business
The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Company’s business, revenues and cash flows are affected by certain seasonal trends. In the Civil Aviation segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less, thus, driving lower revenues. In the Defense and Security segment, revenue and cash collection is not as consistent across quarters throughout the year as contract awards and availability of funding are influenced by customers’ budget cycles.

Basis of preparation
The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2023. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2023.

In addition, the accounting policies described below related to discontinued operations and assets and liabilities held for sale are applicable to these consolidated interim financial statements but were not previously disclosed within the annual consolidated financial statements for the year ended March 31, 2023.

The consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook ‑ Accounting, IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

CAE Inc.’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency.

Discontinued operations and assets and liabilities held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets which are specifically exempt from this measurement requirement.

A disposal group qualifies as discontinued operations if it is a component of the entity that has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs at the earlier of disposal and when the operation meets the criteria to be classified as held for sale.
34 I CAE Third Quarter Report 2024

Notes to the Consolidated Interim Financial Statements

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the consolidated statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statement of financial position.

Non-current assets, including those that are part of a disposal group, are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount of net income from discontinued operations in the consolidated income statement and a single amount of other comprehensive income from discontinued operations in the consolidated statement of comprehensive income.

When an operation is classified as a discontinued operation, the comparative consolidated income statement and consolidated statement of comprehensive income are reclassified as if the operation had been discontinued from the beginning of the comparative year.

Comparative figures
Comparative amounts in the consolidated income statement and consolidated statement of comprehensive income have been reclassified as a result of the Healthcare segment being presented as discontinued operations (Note 2).

In addition, certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

New and amended standards adopted by the Company
Amendments to IAS 12 - International Tax Reform — Pillar Two Model Rules
In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules, which amends IAS 12 - Income taxes to introduce a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. This amendment to IAS 12 was adopted by the Company in the first quarter of fiscal 2024 and the exception has been applied retrospectively but no adjustments to previously reported figures were required.

Certain other amendments to accounting standards were applied for the first time on April 1, 2023, but did not have a significant impact on the consolidated interim financial statements of the Company.

Use of judgements, estimates and assumptions
The preparation of the consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated interim financial statements, as well as the reported amounts of revenues and expenses for the period reported. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2023.

CAE Third Quarter Report 2024 I 35

Notes to the Consolidated Interim Financial Statements

NOTE 2 – DISCONTINUED OPERATIONS
On October 24, 2023, the Company announced that it has reached a definitive agreement to sell its Healthcare business to Madison Industries for an enterprise value of $311 million, subject to customary adjustments. Closing of the transaction, which is subject to closing conditions, including customary regulatory approvals, is expected before the end of fiscal year 2024.

The Healthcare business, which offers healthcare students and clinical professionals integrated physical, digital and virtual education and training solutions, is reported as discontinued operations and the associated assets and liabilities are presented as held for sale as at December 31, 2023.

The net income (loss) and other comprehensive income (loss) from discontinued operations are as follows:

	Three months ended		Nine months ended
	December 31		December 31
	2023	2022	2023	2022
Revenue	$36.0	$50.4	$116.9	$133.6
Expenses	34.3	46.6	110.5	133.9
Operating income (loss)	$1.7	$3.8	6.4	$(0.3)
Transaction costs	2.2	—	2.2	—
Finance expense	1.1	1.1	3.0	3.1
(Loss) earnings before income taxes	$(1.6)	$2.7	$1.2	$(3.4)
Income tax expense (recovery)	0.3	0.6	0.4	(0.7)
Net (loss) income from discontinued operations	$(1.9)	$2.1	$0.8	$(2.7)

	Three months ended		Nine months ended
	December 31		December 31
	2023	2022	2023	2022
Foreign currency exchange differences on translation of foreign operations	$(3.2)	$(1.7)	$(1.7)	$5.8
Other comprehensive (loss) income from discontinued operations	$(3.2)	$(1.7)	$(1.7)	$5.8
No amount of net income (loss) and other comprehensive income (loss) from discontinued operations are attributable to non‑controlling interest.

As at December 31, 2023, the carrying amount of assets and liabilities presented as held for sale is as follows:

December 31
2023
Current assets	$123.3
Property, plant and equipment	6.4
Right-of-use assets	9.6
Intangible assets, including goodwill of $118.0 million	162.1
Deferred tax assets	14.2
Other non-current assets	14.5
Assets of discontinued operations classified as held for sale	$330.1
Current liabilities	42.3
Long-term debt (lease liabilities)	10.6
Royalty obligations	34.2
Deferred tax liabilities	1.3
Other non-current liabilities	17.1
Liabilities of discontinued operations classified as held for sale	$105.5
Assets net of liabilities held for sale	$224.6

The net cash flows from discontinued operations are as follows:

	Nine months ended
	December 31
	2023	2022
Operating activities	$6.0	$(20.8)
Investing activities	(12.3)	(8.6)
Financing activities	(1.1)	(1.0)
Net cash flows used in discontinued operations	$(7.4)	$(30.4)

36 I CAE Third Quarter Report 2024

Notes to the Consolidated Interim Financial Statements

NOTE 3 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its two segments: Civil Aviation and Defense and Security. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is adjusted segment operating income. Adjusted segment operating income is calculated by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, which gives an indication of the profitability of each segment because it does not include the impact of items not specifically related to the segment’s performance.

The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

			Defense
	Civil Aviation		and Security		Total
Three months ended December 31	2023	2022	2023	2022	2023	2022
External revenue	$622.1	$517.4	$472.4	$452.5	$1,094.5	$969.9
Depreciation and amortization	70.7	63.5	23.6	21.7	94.3	85.2
Share of after-tax profit of equity accounted investees	13.9	13.1	2.8	1.3	16.7	14.4
Operating income	101.0	117.2	20.6	24.9	121.6	142.1
Adjusted segment operating income	124.2	131.4	20.9	25.4	145.1	156.8

			Defense
	Civil Aviation		and Security		Total
Nine months ended December 31	2023	2022	2023	2022	2023	2022
External revenue	$1,735.0	$1,505.0	$1,421.5	$1,308.2	$3,156.5	$2,813.2
Depreciation and amortization	202.1	179.4	70.4	63.6	272.5	243.0
Share of after-tax profit of equity accounted investees	38.8	30.6	8.8	3.3	47.6	33.9
Operating income	295.0	281.0	52.6	6.7	347.6	287.7
Adjusted segment operating income	357.5	322.4	66.5	22.6	424.0	345.0

Reconciliation of adjusted segment operating income is as follows:

			Defense
	Civil Aviation		and Security			Total
Three months ended December 31	2023	2022	2023	2022	2023	2022
Operating income	$101.0	$117.2	$20.6	$24.9	$121.6	$142.1
Restructuring, integration and acquisition costs (Note 5)	23.2	11.2	0.3	(6.3)	23.5	4.9
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets following
their repurposing and optimization (Note 5)	—	3.0	—	6.8	—	9.8
Adjusted segment operating income	$124.2	$131.4	$20.9	$25.4	$145.1	$156.8

			Defense
	Civil Aviation		and Security			Total
Nine months ended December 31	2023	2022	2023	2022	2023	2022
Operating income	$295.0	$281.0	$52.6	$6.7	$347.6	$287.7
Restructuring, integration and acquisition costs (Note 5)	62.5	38.4	13.9	9.1	76.4	47.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets following
their repurposing and optimization (Note 5)	—	3.0	—	6.8	—	9.8
Adjusted segment operating income	$357.5	$322.4	$66.5	$22.6	$424.0	$345.0
CAE Third Quarter Report 2024 I 37

Notes to the Consolidated Interim Financial Statements

Capital expenditures by segment, which consist of property, plant and equipment expenditures and intangible assets expenditures (excluding those acquired in business combinations), are as follows:

	Three months ended December 31		Nine months ended December 31
	2023	2022	2023	2022
Civil Aviation	$87.7	$80.5	$244.2	$254.9
Defense and Security	24.5	10.4	87.4	32.3
Discontinued operations (Note 2)	6.9	2.1	12.3	8.6
Total capital expenditures	$119.1	$93.0	$343.9	$295.8

Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	December 31	March 31
	2023	2023
Assets employed
Civil Aviation	$6,000.3	$5,852.4
Defense and Security	3,434.4	3,436.2
Assets not included in assets employed by segment	1,036.9	1,147.9
Total assets	$10,471.6	$10,436.5
Liabilities employed
Civil Aviation	$1,225.7	$1,142.0
Defense and Security	807.4	871.2
Liabilities not included in liabilities employed by segment	3,710.2	3,834.4
Total liabilities	$5,743.3	$5,847.6

Products and services information
The Company's revenue from external customers for its products and services are as follows:

	Three months ended December 31		Nine months ended December 31
	2023	2022	2023	2022
Products	$382.3	$303.7	$1,075.6	$928.5
Training, software and services	712.2	666.2	2,080.9	$1,884.7
Total external revenue	$1,094.5	$969.9	$3,156.5	$2,813.2

Geographic information
The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments, deferred tax assets and employee benefits assets are attributed to geographical regions based on the location of the assets, excluding goodwill. Goodwill is presented by geographical regions based on the Company’s allocation of the related purchase price.
38 I CAE Third Quarter Report 2024

Notes to the Consolidated Interim Financial Statements

	Three months ended December 31		Nine months ended December 31
	2023	2022	2023	2022
External revenue
Canada	$110.5	$85.6	$321.2	$257.3
United States	511.4	519.2	1,514.2	1,490.2
United Kingdom	66.5	66.7	191.9	180.9
Rest of Americas	26.0	21.2	72.4	62.3
Europe	173.6	134.4	493.2	385.1
Asia	164.8	118.8	445.8	367.4
Oceania and Africa	41.7	24.0	117.8	70.0
	$1,094.5	$969.9	$3,156.5	$2,813.2

		December 31		March 31
			2023	2023
Non-current assets other than financial instruments, deferred tax assets and employee benefits assets
Canada			$1,566.8	$1,641.2
United States			3,961.5	4,049.8
United Kingdom			369.7	383.9
Rest of Americas			195.9	180.8
Europe			981.5	982.4
Asia			508.5	519.8
Oceania and Africa			127.1	112.5
			$7,711.0	$7,870.4

NOTE 4 – OTHER (GAINS) AND LOSSES

	Three months ended December 31		Nine months ended December 31
	2023	2022	2023	2022
Net gain on foreign currency exchange differences	$(4.8)	$(5.1)	$(3.3)	$(13.4)
Remeasurement of contingent consideration arising on business combinations	—	—	—	2.6
Settlement gain on annuity purchase transaction	—	—	(5.2)	—
Other	—	(1.8)	0.1	(2.3)
Other (gains) and losses	$(4.8)	$(6.9)	$(8.4)	$(13.1)

Settlement gain on annuity purchase transaction
In June 2023, the Company entered into an annuity purchase transaction in which the pension obligations associated with certain retired members of Canadian defined benefit pension plans were transferred to a third-party insurer, in exchange for a payment of $163.5 million from the pension plan assets. As a result of this transaction, the Company recognized a settlement gain of $5.4 million, of which $5.2 million has been presented in other gains and losses and $0.2 million in net income from discontinued operations, and a corresponding increase of the net employee benefits assets.

CAE Third Quarter Report 2024 I 39

Notes to the Consolidated Interim Financial Statements

NOTE 5 – RESTRUCTURING, INTEGRATION AND ACQUISITION COSTS

	Three months ended December 31		Nine months ended December 31
	2023	2022	2023	2022
Integration and acquisition costs	$23.0	$15.0	$64.9	$51.0
Severances and other employee related costs	0.5	(0.3)	11.5	1.7
Impairment of non-financial assets – net	—	—	—	1.8
Other costs	—	—	—	2.8
Impairment reversal of non-financial assets following their
repurposing and optimization	—	(9.8)	—	(9.8)
Total restructuring, integration and acquisition costs	$23.5	$4.9	$76.4	$47.5
For the three and nine months ended December 31, 2023, restructuring, integration and acquisition costs associated with the fiscal 2022 acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre) amounted to $22.6 million and $61.1 million (2022 – $13.6 million and $35.4 million), respectively, and those related to the fiscal 2022 acquisition of L3Harris Technologies’ Military Training business (L3H MT) amounted to $0.2 million and $13.4 million (2022 – $0.3 million and $16.1 million), respectively.

Impairment reversal of non-financial assets following their repurposing and optimization
For the three and nine months ended December 31, 2022, restructuring, integration and acquisition costs include gains on the reversal of impairment of an intangible asset of $6.8 million in the Defense and Security segment and property, plant and equipment of $3.0 million in the Civil Aviation segment, following their repurposing and optimization and new customer contracts and opportunities.

NOTE 6 – DEBT FACILITIES AND FINANCE EXPENSE – NET
Unsecured senior notes
In June 2023, the Company completed a private offering of $400.0 million of unsecured senior notes, bearing interest at 5.541% per annum, payable in equal semi-annual installments until maturity in June 2028. Concurrently, the Company entered into fixed to fixed cross currency principal and interest rate swap agreements to effectively convert the $400.0 million unsecured senior notes into U.S. dollars. The Company has designated the swap agreements as a hedge of its net investments in U.S. entities against foreign currency fluctuations.

Finance expense - net

	Three months ended December 31		Nine months ended December 31
	2023	2022	2023	2022
Finance expense:
Long-term debt (other than lease liabilities)	$41.3	$40.5	$122.2	$103.1
Lease liabilities	7.2	4.7	18.9	12.3
Royalty obligations	1.8	2.1	5.2	6.2
Employee benefits obligations	0.5	0.8	1.3	2.5
Other	7.8	5.3	22.9	15.2
Borrowing costs capitalized	(2.0)	(1.8)	(5.3)	(6.3)
Finance expense	$56.6	$51.6	$165.2	$133.0
Finance income:
Loans and investment in finance leases	$(2.7)	$(3.0)	$(7.9)	$(7.8)
Other	(1.5)	(0.9)	(4.7)	(2.0)
Finance income	$(4.2)	$(3.9)	$(12.6)	$(9.8)
Finance expense – net	$52.4	$47.7	$152.6	$123.2

NOTE 7 – INCOME TAXES
During the second quarter of fiscal 2024, the Company recorded an income tax recovery of $16.2 million as a result of the recognition of previously unrecognized deferred tax assets in relation to the statutory combination of certain foreign operations.

40 I CAE Third Quarter Report 2024

Notes to the Consolidated Interim Financial Statements

NOTE 8 – EARNINGS PER SHARE
Earnings per share computation
Basic earnings per share is based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and other equity‑settled share-based payments (Note 9).

The denominators for the basic and diluted earnings per share computations are as follows:

	Three months ended December 31		Nine months ended December 31
	2023	2022	2023	2022
Weighted average number of common shares outstanding	318,280,114	317,854,872	318,154,210	317,589,270
Effect of dilutive stock options and other equity-settled share-based payments	803,129	447,521	882,082	722,116
Weighted average number of common shares outstanding
for diluted earnings per share calculation	319,083,243	318,302,393	319,036,292	318,311,386

For the three months ended December 31, 2023, stock options to acquire 2,068,885 common shares (2022 – 3,221,550) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect. For the nine months ended December 31, 2023, stock options to acquire 2,056,129 common shares (2022 – 2,167,025) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

NOTE 9 – SHARE-BASED PAYMENTS
In August 2023, the shareholders of the Company approved the Omnibus Incentive Plan, which allows equity awards to be granted to eligible participants in the form of stock options, restricted share units (RSUs) and performance share units (PSUs). The total number of shares reserved for issuance under the Omnibus Incentive Plan is 10,000,000.

The Omnibus Incentive Plan supplements the existing cash-settled RSU and PSU plans and stock option plan (collectively, the “Existing Plans”). Awards granted under the Existing Plans will remain outstanding and governed by the respective terms of such plans, but no new awards will be granted under any of the Existing Plans. All awards made under the Omnibus Incentive Plan are considered equity-settled arrangements.

Stock options
Stock options to purchase common shares of the Company are granted to certain employees, officers and executives of the Company. The stock option exercise price is equal to the common shares weighted average price on the TSX of the five days of trading prior to the grant date. Stock options vest over four years of continuous employment from the grant date. The stock options must be exercised within a seven-year period, but are not exercisable during the first year after the grant date.

Equity-settled restricted share unit (RSU)
RSUs are granted to certain employees, officers and executives of the Company. RSUs are settled in shares, either issued from treasury or purchased on the open market, in cash or in a combination thereof, at the discretion of the Company. Restriction criteria include continuing employment for a period of up to three years. RSUs are settled three years after the grant date.

Equity-settled performance share unit (PSU)
PSUs are granted to certain employees, officers and executives of the Company. PSUs are settled in shares, either issued from treasury or purchased on the open market, in cash or in a combination thereof, at the discretion of the Company. The target rate of granted units is multiplied by a factor which ranges from 0% to 200% based on the attainment of performance criteria set out pursuant to the plan, if restriction criteria are met. Restriction criteria include continuing employment for a period of up to three years. PSUs are settled three years after the grant date.

CAE Third Quarter Report 2024 I 41

Notes to the Consolidated Interim Financial Statements

NOTE 10 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

Nine months ended December 31	2023	2022
Cash (used in) provided by non-cash working capital:
Accounts receivable	$21.2	$(9.7)
Contract assets	38.6	(5.0)
Inventories	(92.5)	(84.0)
Prepayments	(15.0)	(18.4)
Income taxes	(12.3)	(23.3)
Accounts payable and accrued liabilities	(2.3)	(94.2)
Provisions	(6.7)	(11.9)
Contract liabilities	28.6	109.9
	$(40.4)	$(136.6)

Supplemental information:

Nine months ended December 31	2023	2022
Interest paid	$139.5	$120.2
Interest received	12.4	9.7
Income taxes paid	59.1	26.0

NOTE 11 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
(i)The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
(ii)The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;
(iii)The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
(iv)The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(v)The fair value of long-term debts, royalty obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(vi)The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.
42 I CAE Third Quarter Report 2024

Notes to the Consolidated Interim Financial Statements

The carrying values and fair values of financial instruments, by category, are as follows:

		December 31			March 31
			2023		2023
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial assets (liabilities) measured at FVTPL
Cash and cash equivalents	Level 1	$124.5	$124.5	$217.6	$217.6
Equity swap agreements	Level 2	(14.2)	(14.2)	(11.8)	(11.8)
Forward foreign currency contracts	Level 2	4.1	4.1	(5.3)	(5.3)
Derivative assets (liabilities) designated in a hedge relationship
Foreign currency and interest rate swap agreements	Level 2	15.6	15.6	10.5	10.5
Forward foreign currency contracts	Level 2	4.1	4.1	(20.5)	(20.5)
Financial assets (liabilities) measured at amortized cost
Accounts receivable(1)	Level 2	517.7	517.7	555.3	555.3
Investment in finance leases	Level 2	124.3	119.9	125.7	126.1
Advances to a portfolio investment	Level 2	10.8	10.8	10.7	10.7
Other assets(2)	Level 2	24.7	24.7	21.4	21.4
Accounts payable and accrued liabilities(3)	Level 2	(788.4)	(788.4)	(799.3)	(799.3)
Total long-term debt(4)	Level 2	(2,753.0)	(2,760.5)	(2,800.3)	(2,788.2)
Other non-current liabilities(5)	Level 2	(89.6)	(80.3)	(137.6)	(125.1)
Financial assets measured at FVOCI
Equity investments	Level 3	1.4	1.4	1.4	1.4
		$(2,818.0)	$(2,820.6)	$(2,832.2)	$(2,807.2)
(1) Includes trade receivables, accrued receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(4) Excludes lease liabilities. The carrying value of long-term debt excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.

Financial assets and financial liabilities classified as held for sale as at December 31, 2023 are not included in the table above (Note 2). The fair value of the financial assets and financial liabilities classified as held for sale as at December 31, 2023 approximate their carrying values.

During the nine months ended December 31, 2023, there were no significant changes in level 3 financial instruments.

CAE Third Quarter Report 2024 I 43